June 5, 2025

Jenny O’Shanick

Jay Ingram

Office of Manufacturing

Division of Corporation Finance

Securities and Exchange Commission

Washington DC 20549

Re:	Aptera Motors Corp.
Amendment No. 1 to Draft Registration Statement on Form S-1
Submitted April 24, 2025
CIK No. 0001786471

Dear Ms. O’Shanick and Mr. Ingram:

We acknowledge receipt of the comments in the letter dated May 16, 2025 from the staff of the Division of Corporate Finance (the “Staff”) regarding the Draft Registration Statement on Form S-1 of Aptera Motors Corp. (the “Company”), which we have set out below, together with our responses.

Amendment No. 1 to Draft Registration Statement on Form S-1 Cover Page

1.	Please revise the cover page to clearly explain how the opening price will be determined, including the financial advisor’s role in that process, and update your Risk Factors section to discuss the related risks.

The Company has revised the cover page and has updated the “Risk Factors” section of the registration statement to include a discussion of the risks related to this process.

2.	We note your disclosure that you are registering only the resale shares of Class B common stock and will not receive any proceeds from the sale of such shares. However, this appears inconsistent with your disclosure on page 15 regarding the “net proceeds of this Offering.” Please advise or revise.

The Company has removed the language on page 15.

June 5, 2025

3.	We note your disclosure on page 60 that “any outstanding shares of our Series B-1 Preferred Stock and Class A Common Stock are only registered hereunder if they are subsequently converted into Class B common stock.” Please disclose this on the cover page. Further, please revise to clearly describe the circumstances or events in which the conversion of Class A common stock and Series B-1 preferred stock is mandatory or optional, as well as exceptions to provisions requiring mandatory conversion of shares upon their transfer. Finally, we note your disclosure on page 58 that your Series B-1 preferred stock is automatically convertible into Class B common stock upon, among others, a “vote or written consent or agreement of the holders of a majority of the then outstanding shares” of the holders. Please advise if you expect this automatic conversion to take place in connection with this offering.

The Company has provided the additional disclosure on the cover page requested by the Staff. The Company has yet to receive a vote, written consent or agreement from the holders of a majority of the outstanding shares of Series B-1 preferred stock to convert their shares into Class B common stock. If these shareholders elect to convert, the Company will update the registration statement to reflect this event.

4.	Please revise the cover page to disclose that (1) the company elected to be treated as a public benefit corporation under Delaware law and (2) as a public benefit corporation, the company’s duty to balance a variety of interests may result in actions that do not maximize shareholder value.

The Company has revised the cover page to include the additional disclosure requested by the Staff.

Prospectus Summary, page 1

5.	Please revise this and the Risk Factors sections to describe your capital structure, including the different authorized classes of common stock. Further, revise this section to describe the nature of the disparate voting rights, including the number of votes per share to which each class of common stock is entitled.

The Company has revised the “Prospectus Summary” section to include the additional disclosure requested by the Staff under a new subsection entitled “Our Capital Structure”. The Company has also added an additional risk factor titled “The Class B common stock has no voting rights”.

Risk Factors Risk Related to Our Business We face significant technological and legal barriers to entry., page 10

6.	We note your disclosures that you experienced several delays in your production timeline, including that you originally anticipated that production would begin in 2021. We also note your other disclosure on page 29 that most recently you “anticipated commencing low-volume production of [y]our vehicles in 2025 and achieving a production rate of 20,000 cars per year by the end of 2026,” but now the exact timing of commencing production remains uncertain. Finally, refer to your disclosure on page 30 that you still anticipate a “production rate of 20,000 vehicles per year.” Please revise the filing to discuss the bases for this expected production timeline and for your current or near-term operational capabilities.

June 5, 2025

The Company has revised its disclosure on pages 29 and 30 of the registration statement to include additional disclosure on the bases for its production timeline, as well as its current and near-term operational capabilities.

Risks Related to Our Existence as Public Benefit Corporation As a public benefit corporation, we may be subject to increased derivative litigation concerning..., page 15

7.	You disclose that stockholders of a Delaware public benefit corporation may file a derivative lawsuit. If true, please also clarify that such derivative actions under Section 367 of the DGCL would be subject to your exclusive forum provision requiring derivative lawsuits to be heard in the Delaware Chancery Court or, if such court does not have subject matter jurisdiction thereof, the federal district court of the State of Delaware.

The Company has revised the risk factor on page 15 of the registration statement as requested by the Staff.

Risks Related to our Securities, page 15

8.	Please add risk factor disclosure to discuss (i) the uncertainty associated with the fact that few companies have undertaken direct listings to date and (ii) any impact of the company’s brand and consumer recognition on the demand for shares. Further, please include a risk factor to discuss the differences the tracing requirement could pose to securities liability challenges brought under Sections 11 and 12 of the Securities Act for a direct listing versus a traditional IPO and the impact that it would have on the company and potential investors, including that securities liability may be unavailable in certain circumstances.

The Company has added new risk factors entitled “The uncertainty associated with the fact that few companies have undertaken direct listings to date may lead to increased volatility and pricing challenges for our Class B common stock” and “Investors in our Class B common stock may be unable to bring claims under Sections 11 and 12(a)(2) of the Securities Act due to the tracing requirement, which may limit the remedies available to investors in a direct listing.” In addition, the Company has provided additional disclosure in the risk factor entitled “The registration and listing of our Class B common stock differs significantly from an underwritten initial public offering” related to the Company’s brand and consumer recognition.

Our restated certificate of incorporation and our restated bylaws will contain exclusive forum provisions..., page 16

9.	Please revise to describe your exclusive forum provision in the Description of Capital Stock section. We also note your disclosure that your First Amended and Restated Bylaws will contain exclusive forum provisions. However, this does not seem to appear. Please advise or revise. Finally, we note that the exclusive forum provisions do not apply to actions arising under the Securities Act or the Exchange Act. Please ensure that the exclusive forum provision in the governing documents states this clearly.

June 5, 2025

The Company has revised the language in the risk factor noted by the Staff to clarify that the Company’s bylaws will not contain exclusive forum provisions. The Company has also revised the Form of the Company’s Amended and Certificate of Incorporation filed as Exhibit 3.3 to the registration statement to clarify that U.S. federal district courts shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act to the fullest extent permitted by law.

The registration and listing of our Class B common stock differs significantly from an underwritten initial public offering., page 18

10.	We note several statements here and elsewhere throughout your prospectus that there “will be no underwriters.” Please note that whether the financial advisors would be considered statutory underwriters requires an analysis of the facts and circumstances. Therefore, please revise all of these references that imply the absence of underwriters, or that your financial advisors are not considered underwriters, to clarify instead that the direct listing does not involve a firm commitment underwriting.

The Company has modified language throughout the registration statement to clarify that the direct listing does not involve a firm commitment underwriting.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Liquidity and Capital Resources, page 33

11.	Please revise to describe all material cash requirements, including short-term and long-term requirements. Refer to Item 303(b)(1) of Regulation S-K.

The Company has revised the language in “Liquidity and Capital Resources” as requested by the Staff.

Business, page 37

12.	Please revise this section to provide the information required by Item 102 of Regulation S-K.

The Company has included additional disclosure under a subsection entitled “Properties”.

Intellectual Property, page 41

13.	Please describe the duration of your patents. Refer to Item 101(h)(4)(vii) of Regulation S-K. Further, we note your disclosure here that you have 52 patent applications pending. This appears inconsistent with your other disclosure on page 11 that you have 94 pending patent applications. Please revise to clarify.

The Company has revised the disclosure under “Intellectual Property” and clarified any inconsistencies.

June 5, 2025

Legal and Regulatory Environment, page 41

14.	We note your disclosure on page 29 that you “must meet all necessary safety and regulatory requirements to obtain certifications for our vehicles.” Please describe the status of the approval within the government approval process. Refer to Item 101(h)(4)(viii) of Regulation S-K.

The Company has expanded its disclosure under a new section entitled “Vehicle Safety Standards and Certification Status” to include the information requested by the Staff.

Management, page 42

15.	We note your disclosure on page 47 that you included Blake Ryan and Akos Feher as named executive officers for the year ended December 31, 2024. Please revise this and the Principal and Registered Stockholders sections to provide Items 401 and 403 of Regulation S-K information for these executive officers, or revise the filing to clarify their roles.

The Company has removed the disclosure related to these individuals. While these individuals have officer titles, they are not considered executive officers of the Company.

16.	Please briefly discuss the specific experience, qualifications, attributes or skills that led to the conclusion that the directors listed in this section should serve as your director. Refer to Item 401(e) of Regulation S-K.

The Company has revised the disclosure to add the information required under Item 401(e) of Regulation S-K.

Certain Relationships and Related Party Transactions, page 51

17.	Please revise to discuss your related party transaction as disclosed on page F-23.

The Company respectfully submits that the transaction disclosed on page F-23 is not required to be disclosed under “Certain Relationships and Related Party Transactions” on page 51, because the amount involved in that transaction was less than $120,000. The Company has, however, added a discussion of a separate related party transaction, which is now disclosed under the “Certain Relationships and Related Party Transactions” section of the registration statement.

Principal and Registered Stockholders, page 52

18.	We note your statement that you “will have no input if and when any registered stockholder may, or may not, elect to sell their shares of common stock or the prices at which any such sales may occur.” Qualify this statement with disclosure about how the company will facilitate immediate sales of common stock on behalf of the registered stockholders who exercise outstanding options and outstanding warrants.

The Company has revised the disclosure on pages 54, 62, and 68 of the registration statement to clarify any steps it will take to facilitate the sale of such shares.

June 5, 2025

19.	Please revise the table on page 53 to identify each potential selling stockholder. In this regard, we note your disclosures on pages II-2, F-17 and F-23 regarding the various holders of your Class B common stock.

The Company has revised the table on page 55 of the registration statement to identify potential selling stockholders that own 1% or more of the Company’s Class B common stock.

Part II Information Not Required in Prospectus Item 15. Recent Sales of Unregistered Securities, page II-2

20.	Please revise to comply with Item 701 of Regulation S-K.

The Company has revised the disclosure under Item 15 of the registration statement to comply with Item 701 of Regulation S-K.

Item 16. Exhibits and Financial Statement Schedules, page II-3

21.	Please revise your exhibit index and file the following:

●	Exhibit 21 Subsidiaries of the registrant;

●	Exhibit 23.2 Consent of your independent registered public accounting firm; and

●	Consent of each director nominee who will be appointed to your board of directors upon the effectiveness of the registration statement. Refer to Rule 438 of the Securities Act.

The Company has revised the exhibit index as requested by the Staff. Certain of the exhibits requested by the Staff will be filed with the first public filing of the Form S-1.

General

22.	We note your disclosure that Chris Anthony, Steve Fambro, and your 5% stockholders will exercise a significant majority of the voting power. Please tell us whether you will be a controlled company under applicable exchange listing standards, and, if so, please include appropriate disclosures in your prospectus.

The Company respectfully informs the Staff that it will not be a controlled company under the Nasdaq listing standards.

23.	Please revise to update your disclosures throughout the filing and address areas that appear to need updating or that present inconsistencies. Non-exclusive examples of areas where disclosure should be updated are as follows:

●	Refer to the tables on pages 31 and 32. It appears the numeric values should be presented as “in thousands.” Please advise or revise.

June 5, 2025

●	We note your disclosure on page 34 regarding forms of warrants, filed as Exhibits 3.1 and 3.2. However, these are not filed. Please advise or file the agreements.

●	Refer to page 42, and your disclosure pursuant to Item 10(d) of Form 1-A. Please revise to provide the information required by Item 401(f) of Regulation S-K.

●	Please revise your Executive Compensation section to describe the material terms of your stock option agreements with your executive officers, filed as Exhibits 10.4 and 10.5.

●	We note your disclosure on page 49 that for the year ended December 31, 2024, you had one non-employee director. This appears inconsistent with your other disclosure on page 46 that you did not have any non-employee directors. Please revise to clarify.

●	Refer to your cross-references titled “The Company’s Business— Legal Environment” and “Risk Factors—Risks Related to the Ownership of Our Class B Common Stock” on pages 12 and 67, respectively. These do not appear in the prospectus. Please revise.

●	Refer to footnote (4) on page 53, which states that Chris Anthony and Steve Fambro each beneficially own “540,000 shares underlying options to purchase Class B common stock that are exercisable at any time.” This appears inconsistent with their option ownership as disclosed in the Outstanding Equity Awards at Fiscal Year-End table on page 48. Please advise or revise.

●	Refer to your Signatures section, and your disclosure that “[t]his offering statement has been signed by the following persons in the capacities and on the dates indicated.” Please revise to comply with Form S-1.

The Company has revised and updated disclosures as requested by the Staff.

24.	Supplementally provide us with copies of your agreements with your financial advisor(s).

Concurrently with this letter, the Company is supplementally providing the agreement with its financial advisor.

25.	Refer to the “Investment FAQ – Share Management – Can I sell or transfer my shares” page on your website, which states that “If Aptera goes public by listing its shares on a stock exchange such as NASDAQ or NYSE, you may sell your shares on the open market.” Please revise this FAQ to clearly state that if you do not register in this offering the Class B Common Stock sold in your Regulation A offering, those investors should not sell their Class B Common Stock in the open market but rather should follow procedures for a private sale.

The Company has revised the FAQ as requested by the Staff.

June 5, 2025

26.	Refer to the “FAQ – When will Aptera begin delivering vehicles” page on your website, which states that “Aptera aims to begin low-volume production in 2025” with the goal “to produce up to 20,000 units annually by 2027.” This appears inconsistent with your disclosures in this filing. Please revise this FAQ.

The Company has revised the FAQ to be consistent with the disclosures in the filing.

Thank you again for the opportunity to respond to your questions to the Registration Statement of Aptera Motors Corp. If you have additional questions or comments, please contact me at jamie@crowdchecklaw.com.

Sincerely,

/s/ Jamie Ostrow

Jamie Ostrow

Partner

CrowdCheck Law LLP

cc:	Chris Anthony, Chief Executive Officer, Aptera Motors Corp.